Exhibit 3.1

FIRST AMENDMENT

TO THE

AMENDED AND RESTATED BYLAWS

OF

ALZAMEND NEURO, INC.

(Adopted by the Board of Directors effective as of February 28, 2025)

This First Amendment to the Amended and Restated Bylaws (the “Bylaws”) of Alzamend Neuro, Inc., a Delaware corporation (the “Company”), hereby amends the Bylaws in the following respects:

1.	Section 2.6 of Article II of the Bylaws is hereby amended and restated in its entirety to read as follows:

“Quorum. Unless otherwise provided in the Certificate or required by law, stockholders representing thirty-five percent (35%) of the voting power of the issued and outstanding capital stock of the Corporation, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. If such quorum is not present or represented at any meeting of the stockholders, then the chairman of the meeting, or the stockholders representing thirty-five percent (35%) of the voting power of the capital stock at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. The stockholders present at a duly called meeting at which quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.”

2.	Except as specifically amended above, the Bylaws shall remain in full force and effect.